

Andres Martinez Sanchez Hidalgo · 3rd

CEO & Co-Founder at PÚBLICO

Miguel Hidalgo, Mexico City, Mexico · **Contact info**

500+ connections

🔒 Message (**More**)

P PÚBLICO Trabajo

MIT Massachusetts Institute of Technology

About

I love cities and their contribution to society. I like to imagine (and try to predict) new uses for urban spaces driven by technological advancement and social behavioral changes. I also know that spending time in nature is essential to human well-being.

Featured



Link

Bloomberg 100 Latin American Entrepreneurs of 2021
Bloomberg Linea

Activity

1,062 followers

Andres Martinez Sanchez Hidalgo commented on a post · 3w



👏 151   8 comments

Andres Martinez Sanchez Hidalgo commented on a post · 2mo

Would love to meet.

take a look at our coworking company   ...show more

👍💬 215   19 comments

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Experience

 **CEO & Co-Founder**
PÚBLICO Trabajo
Jan 2015 – Present · 7 yrs 7 mos
Mexico City Area, Mexico

PUBLICO (www.publi.co) is a Mexican real estate company that generates and operates innovative concepts. PUBLICO's current business includes shared work spaces, restaurants and hospita ...see more

 **Business Development**
Peninsula Investments Group
Aug 2011 – Sep 2018 · 7 yrs 2 mos
Mexico City Area, Mexico

 **MSRED**
Massachusetts Institute of Technology
Aug 2010 – Aug 2011 · 1 yr 1 mo

 **Prudential Real Estate Investors**
3 yrs 1 mo

 **Portfolio Management**
2007 – 2010 · 3 yrs

 **TMW Pramerica Property Investment GmbH Portfolio Management Analyst**
Jul 2007 – Jul 2008 · 1 yr 1 mo

 **Total Delivery Cost for Personal Health Care - Finance Analyst**
Procter and Gamble
Jun 2006 – Jul 2007 · 1 yr 2 mos

Education

 **Massachusetts Institute of Technology**
Master of Science in Real Estate Development, Real Estate Development
2010 – 2011

 **Universidad Iberoamericana, Ciudad de México**
Civil Engineering
2002 – 2006

Summa Cum Laude

Skills

Valuation

 Endorsed by Uri Magen-David who is highly skilled at this

 Endorsed by 4 colleagues at PGIM Real Estate

 16 endorsements

Financial Modeling

 Endorsed by 2 colleagues at Peninsula Investments Group

 15 endorsements

Real Estate Development

 Endorsed by 2 colleagues at Peninsula Investments Group

 10 endorsements

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Languages

English
Full professional proficiency

French
Limited working proficiency

Spanish
Native or bilingual proficiency

Interests

Influencers   Companies   Groups   Schools

 **James Caan CBE** in · 3rd
Serial Entrepreneur. Building and Selling businesses for 25+ years. Recruitment Expert.
3,422,036 followers

 **Mike Bloomberg** in · 3rd
Entrepreneur, philanthropist, UN Secretary-General's Special Envoy for Climate Ambition & Solutions, WHO Global Ambassador for Noncommunicable Diseases and Injuries, mayor of NYC, father, grandfather, and data nerd.
2,554,825 followers

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Causes

Economic Empowerment · Education · Science and Technology